

Mail Stop 3561

November 18, 2009

<u>via U.S. mail and facsimile</u>

Mark Nicholas, President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

      RE: **Kids Germ Defense Corp.**
              Form S-1, Amendment 4 Filed November 17, 2009
              File No. 333-158721

Dear Mr. Nicholas:

        This is to advise you that a preliminary review of the above registration statement indicates the financial statements filed in this amendment were not current when filed. Please note the updating requirements of Rule 8-08 of Regulation S-X. Until an amendment with the updated financial statements is filed, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related

Mark Nicholas, President
Kids Germ Defense Corp.
November 18, 2009
Page 2

matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

David Link

for John Reynolds
Assistant Director

cc: Mark Nicholas, President
Facsimile: (941) 966-0166